Skadden, Arps, Slate, Meagher & Flom

Av. Brigadeiro Faria Lima, 3311/7° andar

04.538-133 São Paulo - SP - Brazil

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TEL: +55 11 3708 1820

FAX: +55 11 3708 1845

www.skadden.com

May 13, 2021

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Division of Corporation Finance

Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Lewis Wilson Lee

Jonathan Burr
Maryse Mills-Apenteng

Re:	XPAC Acquisition Corp.

Draft Registration Statement on Form S-1
Submitted April 8, 2021
CIK No. 0001853397

Ladies and Gentlemen:

On behalf of our client, XPAC Acquisition Corp. (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated May 5, 2021 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission by the Company on April 8, 2021.

Concurrently with the filing of this letter, the Company has filed, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, the Registration Statement on Form S-1 (“Registration Statement”) in response to the Staff’s comment and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

May 13, 2021

Signatures, page II-4

1.	Please include the signature of your authorized representative in the United States. See Instruction 1 to Signatures to Form S-1.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the signature of XP Investments US, LLC, which is the Company’s authorized representative in the United States, on page II-5 of the Registration Statement.

May 13, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any communications to the undersigned at (55) 11 3708-1840 or mathias.vonbernuth@skadden.com.

Very truly yours,

/s/ J. Mathias von Bernuth
J. Mathias von Bernuth

cc:	Chu Chiu Kong

    Chief Executive Officer

    XPAC Acquisition Corp.